[CBOE LETTERHEAD]

April 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Pamela Long

Re:                               CBOE Holdings, Inc.

File No. 333-140574

Dear Ms. Long:

Pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we hereby respectfully request that the Commission grant acceleration of the effectiveness of our Registration Statement on Form S-4 (File No. 333-140574) so it may become effective at 2:00 p.m., Eastern Daylight Savings Time, on Tuesday, April 27, 2010, or as soon thereafter as possible.

Should the Commission declare the registration statement effective, we acknowledge: (i) that such declaration does not foreclose the Commission from taking any action with respect to the filing, (ii) that such action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) that we may not assert the Commission’s declaration of the effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Sincerely,

CBOE HOLDINGS, INC.

By:	/s/ Joanne Moffic-Silver
Joanne Moffic-Silver
Executive Vice President, General Counsel and Corporate Secretary

cc:                                 Michael L. Meyer

Richard T. Miller